CI Financial

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com

[redacted]

09047370

SEC Mail Processing
Section

NOV 17 2009

Washington, DC
110

November 1, 2009

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

SUPPL

Re: CI ~~Financial Corp~~ Fund Management. (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

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11/24

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, September 21, 2009 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending September 30, 2009 of $0.20 per unit payable on October 15, 2009 to unitholders of record as at September 30, 2009.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $35 million in September

TORONTO (October 1, 2009) – CI Financial Corp. ("CI") today reported its seventh consecutive month of asset growth, with assets under management rising $2.0 billion or 3.2% in September to $64.8 billion. Total fee-earning assets increased by $2.7 billion or 2.9% during the month to $93.8 billion.

"The recovery has been quite remarkable, with our assets under management now exceeding their level of September 30, 2008," said Stephen A. MacPhail, CI President. "The rally of the last seven months has been very positive for our fund investors, who stayed invested and benefited from the turnaround."

In September, CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail gross sales of $654 million and net sales of $35 million, which consisted of net sales of $64 million in long-term funds and net redemptions of $29 million in money market funds. A single institutional investor accounted for $27 million of the money market redemptions.

At September 30, 2009, assets under management consisted of investment funds and structured products at CI Investments and United Financial of $60.6 billion, and institutional assets of $4.2 billion. CI also reported assets under administration of $28.2 billion, which consisted of $20.8 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $7.4 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $790 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP. September 30, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$594	$530	$64
Short-term funds	$60	$89	-$29
TOTAL RETAIL FUNDS	$654	$619	$35

FEE-EARNING ASSETS	August 31/09 (millions)	September 30/09 (millions)	% Change
Retail assets under management	$58,867	$60,610	3.0%
Institutional managed assets	3,984	4,221	5.9%
TOTAL assets under management	$62,851	$64,831	3.2%
Assante assets under administration*	20,263	20,786	2.6%
Blackmont assets under administration	7,243	7,412	2.3%
TOTAL assets under administration	$27,507	$28,198	2.5%
CI other fee-earning assets	796	790	-0.8%
TOTAL FEE-EARNING ASSETS	$91,154	$93,819	2.9%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	August 31/09 (millions)	September 30/09 (millions)	% Change
Monthly average retail assets	$58,343	$59,937	2.7%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	June 30/09 (millions)	September 30/09 (millions)	% Change
Quarterly average retail assets	$53,727	$57,963	7.9%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/08 (millions)	September 30/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$53,491	-11.2%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	292,423,141	Bank debt	$781
QTD weighted avg. shares	292,395,093	Cash and marketable securities	(28)
Yield at $20.59	2.9%	Net debt outstanding	$753
In-the-money options	6,857,272	In-the-money option liability (net of tax)	$15
Percentage of all options	99%	Terminal redemption value of funds	$799
All options % of shares	2.4%	Quarter-to-date equity-based compensation**	$11

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($19.14) to September 30, 2009 ($20.59).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	50%	Asia	3%
United States	22%	Other	4%
Europe	10%	Cash	11%

CI Financial **News Release**

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending October 31, 2009

Toronto, October 5, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending October 31, 2009 of $0.04167 per Priority Equity Share payable on October 31, 2009 to unitholders of record as at October 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\october\rel-cxc (oct09).doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces
Distribution for Month Ending October 31, 2009

Toronto, October 5, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending October 31, 2009 of $0.04167 per Priority Equity Share payable on October 31, 2009 to unitholders of record as at October 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending October 31, 2009

Toronto, October 16, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending October 31, 2009 payable on November 13, 2009 to unitholders of record as at October 30, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\ci\funds\skylon\distributions\distributions\2009\october\rel-aggregate (oct09).doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Indicative Distribution For Next Twelve Months

Toronto, October 20, 2009 – Skylon All Asset Trust (the "Trust") announces an indicative distribution for the following twelve months of $1.50 per unit ($0.375 per quarter), based upon prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\october\rel-all-asset-indicative.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces the sale of Blackmont Capital

TORONTO (October 26, 2009) – CI Financial Corp. ("CI") today announced it has reached an agreement to sell Blackmont Capital Inc. to Macquarie Group.

Blackmont is a full-service investment dealer and its wealth management division supports a network of over 130 investment advisors who provide a range of services to retail clients. CI is retaining Blackmont's capital markets division, which provides quality independent research, experienced equity sales coverage and specialized trade execution to institutional clients, and investment banking services to corporate clients.

"We are pleased to reach this agreement with Macquarie Group, a highly regarded global financial services company," said William T. Holland, CI Chief Executive Officer. "Macquarie will provide an excellent home with strong support for Blackmont's retail advisors, and foster the continued growth of their practices."

Mr. Holland continued: "CI maintains a leading presence in the Canadian retail financial advisory business through Assante Wealth Management, one of Canada's largest such firms with about 800 financial advisors. Meanwhile, Blackmont's capital markets division remains a unique and important element in CI's mix of businesses."

CI expects the transaction to close on December 31, 2009, subject to receipt of regulatory approval.

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $93.8 billion in fee-earning assets at September 30, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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For further information:
William T. Holland
Chief Executive Officer
CI Financial Corp.
(416) 364-1145